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Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES
Computation of Basic and Diluted Earnings Per Share

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000
Net income (loss)	$215	$(521)	$335	$(1,554)

Weighted average shares outstanding for calculating basic earnings per share	5,372,737	5,532,445	5,357,443	5,584,282
Options	—	—	—	—

Total shares for calculating diluted earnings per share	5,372,737	5,532,445	5,357,443	5,584,282

Basic earnings (loss) per share	$0.04	$(0.09)	$0.06	$(0.28)

Diluted earnings (loss) per share	$0.04	$(0.09)	$0.06	$(0.28)

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  Exhibit 11
PAULA FINANCIAL AND SUBSIDIARIES Computation of Basic and Diluted Earnings Per Share